EXHIBIT 99.1

Addex Reports Full Year 2020 Financial Results and Provides Corporate Update

  Strong cash and cash equivalents position at Dec 31, 2020 of $20.2M (CHF18.7M)
  Balance sheet further strengthened by $11.5M fundraising on January 11, 2021
  Three clinical studies in neurology programs expected to start during H1 2021
  Clinical stage neurology programs aimed at large underserved market opportunities (Epilepsy, Parkinson’s disease LID and Blepharospasm)

Geneva, Switzerland, March 11, 2021 – Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported financial results for the full-year ended December 31, 2020 and provided a corporate update.

“We ended 2020 in a strong financial position, which was supplemented by our successful $11.5 million fundraising at the beginning of 2021,” said Tim Dyer, CEO of Addex. “Throughout 2020, we advanced preparations for the start of clinical studies targeting large underserved market opportunities. Clinical studies starting in the first half of 2021 include two internal programs, dipraglurant in Parkinson’s disease LID and blepharospasm. Additionally, our partner, Janssen is expected to start clinical studies with ADX71149 for epilepsy in the second quarter. Our collaboration with Indivior continues to move forward at a rapid pace and expect to deliver compounds for IND enabling studies by the end of this year.”

Select Upcoming Milestones:

  Q2 21 - Phase 2a study starting: ADX71149 for epilepsy. Partnered with Janssen
  H1 21 - Phase 2b/3 study starting: dipraglurant for Parkinson’s disease LID (Uncontrolled, involuntary muscle movement)
  H1 21 - Phase 2a study starting: dipraglurant for blepharospasm (Uncontrolled squeezing or twitching of the eyelids)
  Q4 21 - Phase 2a data: dipraglurant for blepharospasm
  H1 22 - Phase 2a data: ADX71149 for epilepsy
  Q4 22 - Phase 2b/3 data: dipraglurant for Parkinson’s disease LID (PD-LID)

2020 Operating Highlights:

  Ended 2020 with a strong cash position of $20.2 million (CHF 18.7 million), coupled with an additional $11.5 million fundraising on January 11, 2021, provides runway till mid 2022
  Ensured dipraglurant is ready to start pivotal registration study in levodopa induced dyskinesia associated with Parkinson’s disease (PD-LID) following delay due to the global Covid-19 crisis; study initiation expected H1 2021
  Prepared dipraglurant exploratory placebo-controlled clinical trial in blepharospasm patients, which is scheduled to start in H1 2021
  Partner, Janssen prepared the start of a Phase 2a proof of concept clinical study of ADX71149 for epilepsy, which is scheduled to start in Q2 2021
  GABAB PAM research program entered clinical candidate selection phase
  Extended research agreement with Indivior until June 30, 2021, with a commitment for an additional funding of $2.8 million
  Awarded CHF600K Innosuisse grant in collaboration with SIB (Swiss Institute of Bioinformatics) to identify new therapeutic indications for ADX10061 (D1 antagonist) program
  Appointed Darryle D. Schoepp, PhD, one of the world’s leading and most successful neuroscience drug developers as Chairman newly formed scientific advisory board
  Advanced Eurostars / Innosuisse funded mGlu7 negative allosteric modulator research program for post-traumatic stress disorder
  Continue to advance remaining preclinical programs to their next value inflection points
  Listed American Depositary Shares (ADS) representing our ordinary shares on the Nasdaq Stock Market on January 29, 2020

Key 2020 Financial Data

CHF’ thousands	2020	2019	Change
Income	3,879	2,834	1,045
R&D expenses	(10,373)	(12,454)	2,081
G&A expenses	(5,749)	(4,984)	(765)
Total operating loss	(12,243)	(14,604)	2,361
Finance result, net	(616)	(176)	(440)
Net loss for the period	(12,859)	(14,780)	1,921
Basic and diluted net loss per share	(0.48)	(0.56)	0.08
Net decrease in cash and cash equivalents	(12,842)	(10,133)	(2,709)
Cash and cash equivalents	18,695	31,537	(12,842)
Shareholders’ equity	14,610	25,524	(10,914)

Financial Summary:
Income increased by CHF 1.0 million to CHF 3.9 million in 2020 compared to CHF 2.8 million in 2019, primarily due to amounts received under the licensing and research agreement with Indivior, recognized as related costs are incurred.

R&D expenses decreased by CHF 2.1 million to CHF 10.4 million in 2020 compared to CHF 12.4 million in 2019, primarily due to delays in starting certain clinical development activities due to the global coronavirus pandemic. R&D expenses consist primarily of costs associated with research, preclinical and clinical testing, and related staff costs. They also include depreciation of laboratory equipment, costs of materials used in research, costs associated with renting and operating facilities and equipment, as well as fees paid to consultants, patent costs and other outside service fees and overhead costs. These expenses include costs for proprietary and third-party R&D.

G&A expenses increased by CHF 0.7 million to CHF 5.7 million in 2020 compared to CHF 5.0 million in 2019 mainly due to the increase of CHF 1.3 million relating to increased directors and officer’s liability insurance premiums partially offset by a decrease of CHF 0.5 million in audit and legal fees.

The net loss for 2020 was CHF 12.9 million compared to CHF 14.8 million for 2019 primarily due to the decrease in R&D costs. Basic and diluted loss per share decreased to CHF 0.48 for 2020, compared to CHF 0.56 for 2019.

Cash and cash equivalents amounted to CHF 18.7 million at December 31, 2020 compared to CHF 31.5 million at December 31, 2019. This decrease of CHF 12.8 million is mainly due to the net loss.

2020 Condensed Consolidated Interim Financial Statements:
The full-year 2020 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:
A conference call will be held today, March 11, 2021, at 16:00 CET (15:00 GMT / 10:00 EST / 07:00 PST) to review the financial results. Tim Dyer, Chief Executive Officer, Roger Mills, Chief Medical Officer and Robert Lütjens, Head of Discovery Biology will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:
1: In the 10 minutes prior to the call start time, call the appropriate participant dial-in number.
Dial-In Numbers:

  Switzerland: +41 44 580 65 22
  UK: +44 20 30 09 24 70
  USA: +1 87 74 23 08 30
  Other Countries

2: Provide the Operator with the Participation Pin Code: 92320595#

Link to live event online:
1: In the 10 minutes prior to the call start time, sign in online by following this Webex link.
2: Password: Welcome

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is poised to start a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in H1 2021. Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in H1 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc, is scheduled to enter a phase 2a proof of concept clinical study for the treatment of epilepsy in Q2 2021. Addex’s GABAB PAM program has been licensed to Indivior PLC who are focused on development for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex is listed on the SIX Swiss Exchange and the NASDAQ Capital Market and trades under the ticker symbol "ADXN".

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation of clinical trials. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the SEC on April 27, 2020, the prospectus related to the global offering and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.